RELX PLC

2 January 2024

TOTAL VOTING RIGHTS

As at 29 December 2023, RELX PLC’s capital consists of 1,906,907,605 ordinary shares of 14 51/116 pence each. RELX PLC holds 19,712,193 ordinary shares in Treasury.

Therefore, the total number of voting rights in RELX PLC is 1,887,195,412 and this figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in RELX PLC under the FCA’s Disclosure and Transparency Rules.